As filed with the Securities and Exchange Commission on August
26, 1994


                                     Registration No. 33--



SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549


 -----------------


     FORM S-3

REGISTRATION STATEMENT


 Under

THE SECURITIES ACT OF 1933


- ------------------


                              TOSCO CORPORATION
           (Exact name of registrant as specified in its charter)

   Nevada

                                        95-1865716
(State or other jurisdiction of       (I.R.S. employer
incorporation or organization)       identification number)

72 Cummings Point Road
Stamford, Connecticut  06902
  (203) 977-1000
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Martin H. Neidell, Esq.
Stroock & Stroock & Lavan
Seven Hanover Square
New York, New York  10004
  (212) 806-5400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

     Copy to:

Mark Zvonkovic, Esq.
Andrews & Kurth L.L.P.
425 Lexington Avenue
New York, New York 10017
  (212) 850-2800
     Approximate date of commencement of proposed sale to public:
 As soon as practicable after the effectiveness of this
Registration Statement.
           If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment
plans, please check the following box.    /   /
           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities being offered in connection with dividend or interest
reinvestment plans, check the following box.      /X/


                           CALCULATION OF REGISTRATION FEE

Title of Shares             Amount to be  Proposed Maximum Aggregate    Proposed Maximum      Amount of
to be Registered             Registered      Price Per Share (1)            Aggregate Offering   Registration Fee
                                                                           Price (1)
Common Stock,$.75 par value  4,791,174         $32.50                      $155,713,155         $53,695
                             shares(2)

  (1)      Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the
           Securities Act of 1933 on the basis of the average of the high and low prices of the Common Stock of the
           Registrant on the New York Stock Exchange on August 23, 1994.
  (2)      Represents the maximum number of shares of Common Stock issuable upon conversion of 2,299,800 shares of
           Registrant's $4.375 Series F Cumulative Convertible Preferred Stock, par value $1.00 per share.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission.
These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS (Subject to Completion)
Issued August  26, 1994

                    4,791,174 Shares
                    TOSCO CORPORATION
                      COMMON STOCK

        On August 26, 1994, Tosco Corporation, a Nevada corporation (the "Company" or "Tosco"), called for redemption on September 26, 1994 (the "Redemption Date") all outstanding shares of its $4.375 Series F
Cumulative Convertible Preferred Stock, par value $1.00 per share (the "Series F Preferred Stock"), pursuant to a
Notice of Redemption mailed to holders of record of shares of Series F Preferred Stock. The redemption price of each share of Series F Preferred Stock is $53.0625 plus an amount per share in accumulated and unpaid dividends thereon through the Redemption Date of $.486 for a total per share payment of $53.5485 (the "Redemption
Price").

        Each share of Series F Preferred Stock is convertible into shares of the Company's Common Stock, par value $.75 per share (the "Common Stock"), at a conversion price of $24.00 per share (equivalent to a conversion rate of 2.0833 shares of Common Stock for each share of Series F Preferred Stock). The conversion right expires at the close of business at the main offices of the Company's conversion agent (5:00 p.m., Los Angeles, California time) on the Redemption Date. Thereafter, no further conversion of Series F Preferred Stock may be made.
From and after the Redemption Date, holders of the Series F Preferred Stock will be entitled only to receive the Redemption Price, without any interest thereon, and dividends on the Series F Preferred Stock will cease to accumulate. As long as the market price of the Common Stock is greater than $25.70 per share, a holder of Series
F Preferred Stock who converts will receive Common Stock, plus cash in lieu of any fractional share (but without taking into account the dividend of $.16 per share of Common Stock payable to stockholders of record on September 20, 1994), with a market value greater than the amount of cash the holder would otherwise be entitled to receive upon redemption. The last reported sale price of the Common Stock on the New York Stock Exchange
Composite Tape on August 24, 1994 was $32.25 per share. See "Price Range of Common Stock and Dividends."

        The Common Stock and the Series F Preferred Stock are listed on the New York Stock Exchange and the Pacific Stock Exchange.



 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                IS A CRIMINAL OFFENSE.


        The Company has made arrangements with Morgan Stanley & Co. Incorporated and Donaldson, Lufkin &
Jenrette Securities Corporation (the "Standby Purchasers") pursuant to which the Standby Purchasers have agreed, severally and not jointly, subject to certain conditions, to purchase at a price of $25.70 per share of Common Stock (equivalent to $53.5485 per share of Series F Preferred Stock), such number of shares of Common Stock in excess of 785,224 shares of Common Stock, as would have been issuable upon the conversion of any shares of Series F
Preferred Stock which are not duly surrendered for conversion prior to the Redemption Date. The proceeds of such sales will be utilized by the Company to finance the redemption of any shares of Series F Preferred Stock not so converted prior to the Redemption Date. The Company has agreed to pay the redemption price for the first
376,914 shares of Series F Preferred Stock (having an aggregate redemption price of $20.0 million and convertible into 785,224 shares of Common Stock) surrendered for redemption or not duly surrendered for conversion. The
Standby Purchasers may also purchase Series F Preferred Stock in the open market or otherwise prior to the Redemption Date and have agreed to surrender for conversion into Common Stock prior to the Redemption Date all Series F Preferred Stock so purchased by them and all Series F Preferred Stock otherwise beneficially owned by them. See "Standby Arrangements" for a description of the Standby Purchasers' compensation and indemnification arrangements with the Company and for information concerning the method of offering and sale of shares of Common Stock by the Standby Purchasers.

        This Prospectus covers the issuance of a maximum of 4,791,174 shares of Common Stock which may be issued upon conversion of 2,299,800 shares of Series F Preferred
Stock and the resale of shares of Common Stock acquired by the Standby Purchasers. See "Standby Arrangements."


Morgan Stanley & Co.

                                     Donaldson, Lufkin & Jenrette
 INCORPORATED                          Securities Corporation



August 26, 1994

        IN CONNECTION WITH THIS OFFERING, THE STANDBY PURCHASERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OR THE SERIES F PREFERRED STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


        No person is authorized in connection with any offering made hereby to give any information or to make any representations other than as contained or incorporated by reference in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any Standby
Purchaser. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.


_______________________________

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents heretofore filed by the Company with the Commission pursuant to the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference:

        1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993;

        2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994;

        3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994;

        4.  The Company's Current Report on Form 8-K, dated
December 28, 1993; and

        5. The Company's Registration Statement on Form 8-A, dated June 29, 1989, with respect to the Company's Common Stock.

        All documents filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of shares hereunder shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The Company will provide a copy of any or all of such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference therein), without charge, to each person to whom this Prospectus is delivered, upon written or oral request to Investor Relations, Tosco
Corporation, 72 Cummings Point Road, Stamford,
Connecticut 06902 (telephone (203) 977-1000).


THE COMPANY

        Tosco, through divisions and subsidiaries, is a large independent refiner, wholesaler, and retail marketer of petroleum products, principally on the East and West Coasts of the United States. Tosco has extensive distribution facilities and also engages in related commercial activities throughout the United States and internationally. Tosco, through three major facilities, currently processes approximately 500,000 barrels per day of crude oil and other feedstocks into various petroleum products, consisting chiefly of light transportation fuels (gasoline, diesel and jet fuel) and heating oil.

        During 1993, Tosco considerably expanded and focused its efforts on its core businesses with the acquisition of the Bayway Refinery from Exxon Corporation and the acquisition of British Petroleum's petroleum refining and retail marketing assets in the Pacific Northwest. In 1994, Tosco acquired additional retail marketing assets in Northern California from British Petroleum. Tosco has the exclusive license to market under the BP (British Petroleum) brand for at least twelve years in nine western states, including
Washington, Oregon and California. Tosco markets in excess of 60,000 barrels per day of petroleum fuels under the BP brand through a system of approximately 870 retail gas stations. Tosco also exited the phosphate fertilizer business with the sale by its subsidiary, Seminole Fertilizer Corporation, of the bulk of its operating assets in 1993.

        Tosco also has interests in oil shale properties in Colorado and Utah.

        Tosco's earnings, like those of other independent refiners, are volatile and depend principally on two factors, the operating efficiency of its refineries and refining margins (the difference between the sales value of refined products produced for sale and raw material costs). Tosco schedules periodic maintenance of major processing units for significant non-routine repairs and maintenance as the units reach the end of their normal operating cycles. Refining operating performance and earnings are lowered, and deferred maintenance expenditures increased, during such periods.
The scheduled turnaround of the fluid coker at Tosco's Avon refinery, which occurs approximately every three years, was completed on time and under budget in the second quarter of 1994.

The fluid catalytic cracking unit, the largest in the world, at Tosco's recently acquired Bayway refinery, is scheduled for maintenance in the third quarter of 1994 and will negatively impact the result of operations. Tosco is not able to predict the level or trend of refining margins. The relatively weak margins experienced at Tosco's West Coast refineries during the second quarter of this year have continued into the third quarter. The effect of weak West Coast margins could have a greater than normal impact on Tosco's third quarter earnings if they continue during the scheduled maintenance period at Bayway when its sales will be significantly reduced.

        Tosco was incorporated under the laws of the State of Nevada in 1955. Its principal executive offices are located at 72 Cummings Point Road, Stamford, Connecticut
06902 and its telephone number is (203) 977-
1000.

                      USE OF PROCEEDS

        The net proceeds from the sale of any Common Stock to the Standby Purchasers pursuant to the standby arrangements described herein will be used to effect the redemption of any shares of Series F
Preferred Stock not tendered for conversion.  See "Standby
Arrangements." There will be no proceeds to the Company from the issuance of Common Stock upon the conversion of shares of Series F Preferred Stock by holders thereof.


           PRICE RANGE OF COMMON STOCK AND DIVIDENDS

          The Common Stock is listed on the New York Stock
Exchange (the "NYSE") and the Pacific Stock
Exchange under the symbol "TOS". The following table sets forth for the periods indicated the high and low closing sales prices per share of the Common Stock as reported on the NYSE Composite Tape, together with the dividends declared by the Company per share of Common Stock.

                               Common Stock Price     Cash
                               High          Low     Dividends
                                                      Declared
                                                      Per Share
Year ended December 31, 1992:
First Quarter                   $30          $25-5/8    $.15
Second Quarter                   30-3/8       22-1/2     .15
Third Quarter                    23-3/4       18-3/8     .15
Fourth Quarter                   21-1/8       16-1/2     .15
Year ended December 31, 1993:
First Quarter                    24-3/8         19       .15
Second Quarter                   25-7/8       22-3/8     .15
Third Quarter                    26-5/8         22       .15
Fourth Quarter                   31-1/2       26-1/2     .15
Year ended December 31, 1994:
First Quarter                     34            29       .15
Second Quarter                   32-1/4       28-1/8     .15
Third Quarter
(through August 24, 1994)        32-5/8       29-7/8     .16

          A recent reported last sale price per share for the Common Stock on the NYSE is set forth on the cover page of this Prospectus.

          The Company has paid a regular quarterly cash dividend of $.15 per share on its Common Stock since the third quarter of 1989. Commencing with the third quarter of 1994, the Company has increased its quarterly cash dividend to $.16 per share. Holders of Common Stock are entitled to receive dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company, subject to the prior rights of holders of any shares of preferred stock of the Company. The payment of dividends in the future is subject to the Company's earnings and financial condition and such other factors as the Company's Board of Directors may deem relevant.

          Under the Company's Credit Agreement, as long as no event of default has occurred, the Company is permitted to declare and pay dividends in an aggregate amount not to exceed the greater of $31 million per year, plus specific amounts for new equity issued, or 50% of net income for the fiscal year, without restriction.
The Company may pay dividends in excess of such amounts, and make other restricted payments out of free cash, as defined by the Credit Agreement. At June 30, 1994, the aggregate amount permitted under the Credit
Agreement for dividends and other restricted payments was in excess of $250 million.


CAPITALIZATION

          The following table sets forth the unaudited consolidated capitalization of the Company and its subsidiaries at June 30, 1994, and as adjusted to reflect the conversion of all of the outstanding shares of Series
F Preferred Stock into the maximum number of shares of Common Stock issuable upon conversion pursuant to the Company's call for redemption of the Series F Preferred Stock. The following table should be read in conjunction with the Consolidated Financial Statements and related notes incorporated by reference in this Prospectus.



                                                                            June 30, 1994
                                                                         Actual           As Adjusted
                                                                                (in thousands)
Cash, cash equivalents, short-term investments
  and deposits(a). . . . . . . . . . . . . . . . . . . . . . . . . . . . .$64,855$        63,755

Long-term debt--collateralized:
  Revolving Credit Facilities. . . . . . . . . . . . . . . . . . . . . . .$154,000      $154,000
  Mortgage Bonds guaranteed on a secured basis
    by the Bayway Refining Company . . . . . . . . . . . . . . . . . . . .150,000        150,000
  Mortgage Bonds secured by the Avon Refinery. . . . . . . . . . . . . . .300,000        300,000
  Other. . . . . . . . . . . . . . . . . . . . . .   . . . . . . . .        5,832          5,832
Long-term debt--uncollateralized:
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,447          1,447

Total debt, including current portion(b) . . . . . . . . . . . . . .      611,279        611,279

Less current portion . . . . . . . . . . . . . . . . . . . . . .  . . .      (783)          (783)
    Total long-term debt . . . . . . . . . . . . . . . . . . . . . . .     610,496       610,496

Shareholders' equity:
  Series F Preferred Stock--$1.00 par value--
    Authorized 2,500,000 shares; issued and
    outstanding 2,300,000 shares (liquidation preference of
    $115,000,000); none (as adjusted)(c) . . . . . . . . . . . . . . .     111,197           --

Common shareholders' equity:
  Common Stock--$.75 par value--Authorized
    50,000,000 shares; issued 34,814,491 shares
    (actual); 39,606,081 (as adjusted)(c). . . . . . . . . . . . . . . . .  26,114         29,708

  Capital in excess of par value(c). . . . . . . . . . . . . . . . . .     533,579        640,082

  Retained earnings (deficit). . . . . . . . . . . . . . . . . . . .       (42,904)       (42,904)
  Less reductions from capital, primarily
    common stock held in treasury, at cost
    (2,549,041 shares) . . . . . . . . . . . . . . . . . . . . . . .  .    (68,880)       (68,880)

        Total shareholders' equity . . . . . . . . . . . . . . . . . . .   559,106        558,006

        Total capitalization . . . . . . . . . . . . . . . . . . .      $1,169,602     $1,168,502

Total capitalization, cash, cash equivalents,
  short-term investments and deposits. . . . . . . . . . . . . .        $1,234,457     $1,232,257

_________________________
(a) Includes $13 million which is restricted cash held by a wholly-owned subsidiary of the Company.
(b) At June 30, 1994, the Credit Agreement provided for an extension of up to $450 million in credit. At that date, the

      Company had $154 million of cash borrowings and outstanding letters of credit of approximately $86 million under such facility.

(c) Reflects the conversion of 2,299,800 shares of Series F Preferred Stock into 4,791,174 shares of the Company's Common Stock at a conversion price of $24.00 per share and the payment of certain fees and expenses pursuant to the Company's call for redemption of the Series F Preferred Stock. Does not reflect the conversion of 200 shares of Series F Preferred Stock into 416 shares of Common Stock during July 1994. Such conversion is reflected in the "As Adjusted" column. Does not reflect 1,970,766 shares of Common Stock reserved for issuance upon exercise of presently outstanding stock options.


                      SELECTED CONSOLIDATED FINANCIAL DATA

          The following table sets forth selected consolidated financial data of the Company for each of the five years in the period ended December 31, 1993 and for the six-month periods ended June 30, 1994 and 1993. The selected consolidated financial data for the interim periods have been derived from the unaudited interim financial statements and, in the opinion of management, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation. The selected consolidated financial data for the interim periods are not necessarily indicative of the results to be achieved for the full years. This table should be read in conjunction with the Company's Consolidated Financial Statements and related notes incorporated by reference in this Prospectus.



                                             Year Ended December 31, (a)          Six Months Ended June 30,(a)
                                                                                  (Unaudited)
                                   1989       1990      1991       1992       1993            1993        1994
                          (Millions of dollars except per share and ratio data)
Results of Operations
Sales                              $1,308.7   $1,854.6  $1,608.7   $1,861.0   $3,559.2        $1,372.4    $2,895.4
Gross profit on sales                  91.7      248.3     121.2      132.7      251.8           105.9       150.5
Inventory writedown                                                               17.7
Environmental cost accrual                         2.0       4.0       25.0
Operating contribution                 91.7      246.3     117.2      107.7      234.1           105.9       150.5
Selling, general and
  administrative expenses              23.9       48.1      30.2       38.7       58.2            23.7        41.6
Interest expense, net                  26.4       24.3      16.5       18.0       44.1            20.2        25.5
Pre-tax income                         41.4      173.9      70.5       51.0      131.8            62.0        83.4
Provision (credit) for income
 taxes (b)                             (7.8)      19.6       2.4       20.8       51.2            25.1        30.1
Income from continuing
   operations before other
      items                            49.2      154.3      68.1       30.2       80.6            36.9        53.3
Discontinued operations, net
   of income taxes:
 Income (loss) from
      operations                       (8.7)     (31.1)      7.3      (15.9)
Estimated loss
    on disposal                                                      (105.0)
Cumulative effect of
  accounting changes                                                   16.2
Net income (loss)                  $    40.5   $   123.2  $  75.4  ($  74.5)   $  80.6          $ 36.9      $  53.3
 Income (loss) per common
  and common equivalent share
Primary:
 From continuing operations          $  2.36    $   6.81  $  2.15   $    .68    $ 2.38         $  1.09      $  1.48
From discontinued
     operations                         (.65)      (1.44)     .24      (4.08)
 From cumulative effect of
    accounting changes                                                   .55
Net income (loss)                   $   1.71     $  5.37    $  2.39  ($ 2.85)   $ 2.38         $  1.09      $   1.48
Fully-diluted:
 From continuing
     operations                     $   1.51     $  4.94    $  2.12   $  .68     $ 2.33        $  1.08      $   1.42
 From discontinued
    operations                          (.27)      (1.00)       .23    (4.08)
 From cumulative effect of
      accounting changes                                                 .55
Net income (loss)                   $   1.24     $  3.94     $ 2.35  ( $2.85)    $ 2.33         $ 1.08      $   1.42
Balance Sheet Data (at end of
   period)
Total assets                        $ 691.4     $  678.9     $ 871.0  $ 952.9  $1,492.9       $1,301.7      $1,659.8
Long-term debt                     $  308.8     $  202.7     $ 211.9  $ 356.8  $  603.3          506.9         610.5
Preferred stock                       153.8                    111.2    111.2     111.2          111.2         111.2
Common shareholders'
   equity                             115.8        333.3       385.6    270.2     410.4          292.8         447.9
Total capitalization               $  578.4      $ 536.0     $ 708.7  $ 738.2  $1,124.9        $ 910.9      $1,169.6
Other Information
Ratio of long-term debt to
   total capitalization                  .53          .38         .30      .48       .54             .56           .52
Current ratio                           1.9          1.6         1.6      2.6       2.2             1.8           1.9
Book value per share             $     7.00       $ 11.15    $  12.78   $ 9.10    $12.60       $    9.87      $  13.76
Cash dividends per share         $      .30       $   .60    $     .60  $  .60    $  .60       $     .30      $    .30


(a)  Reflects Seminole Fertilizer Corporation, acquired July 1,
1989, as a discontinued operation.
(b) Reflects the provision for income taxes for 1994, 1993 and 1992 at regular tax rates pursuant to the provisions of SFAS No.
109 adopted January 1, 1992.

                        DESCRIPTION OF CAPITAL STOCK

          The authorized capital stock of the Company consists of 50 million shares of Common Stock, $.75 par value per share, and 12 million shares of preferred stock, $1.00 par value (the "Preferred Stock"). As of June
30, 1994 there were 32,265,450 shares of Common Stock (net of 2,549,041 treasury shares) and 2,300,000 shares of Series F Preferred Stock outstanding. None of the Series F Preferred Stock will be outstanding upon completion of the redemption thereof on the Redemption Date.

Common Stock

          The holders of the Common Stock are entitled to one vote for each share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken, except as otherwise provided by statute and subject to voting rights of any holders of Preferred Stock. Subject to the rights of any holders of Preferred Stock, the holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor and to share pro rata in any distribution to stockholders. Upon liquidation, dissolution, or winding up of the Company, subject to the rights of the holders of any shares of Preferred Stock, the holders of Common Stock are entitled to receive the net assets of the Company in proportion to the respective number of shares held by them. The holders of Common Stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock. The outstanding shares of Common Stock are not subject to further call or redemption and are fully paid and nonassessable.

          The transfer agent and registrar for the Common Stock is First Interstate Bank of California, Los
Angeles, California.

Preferred Stock

          The Company is authorized to issue 12 million shares of Preferred Stock. Such shares may be issued from time to time at the discretion of the Board of Directors, without stockholder approval. The Board of Directors is authorized to issue such shares in different series and with respect to each series to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preferences, and such other rights and privileges not in conflict with the Restated Articles of Incorporation and any qualifications, limitations or restrictions on such shares.

                        STANDBY ARRANGEMENTS

          The Company has entered into an agreement (the "Standby Agreement") with Morgan Stanley & Co.
Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation (the "Standby Purchasers") pursuant to which the Standby Purchasers have agreed, severally and not jointly, subject to certain conditions, to purchase from the Company at a price of $25.70 per share of Common Stock (equivalent to $53.5485 per share of Series F Preferred Stock), such number of shares of Common Stock in excess of 785,224 shares of Common
Stock, as would have been issued upon conversion of any shares of the Series F Preferred Stock not duly surrendered for conversion prior to the Redemption Date. Each of the Standby Purchasers has agreed to purchase 50% of such shares. The Company has agreed to pay the Redemption Price for the first 376,914 shares of Series F Preferred Stock (having an aggregate redemption price of $20 million and convertible into 785,224 shares of Common Stock) surrendered for redemption or not duly surrendered for conversion. The
Standby Purchasers may also purchase Series F Preferred Stock in the open market or otherwise prior to the Redemption Date, and have agreed to surrender for conversion into Common Stock all Series F Preferred
Stock so purchased by them prior to the Redemption Date.

          The Company has agreed to pay compensation to the Standby Purchasers for the commitments undertaken by them under the Standby Agreement in the amount of
(a) $800,000 as a standby fee and (b) in the event the Standby Purchasers acquire any shares of Common Stock from the Company, $.80 per share for all shares of Common Stock acquired. Thus, the minimum compensation to be received by the Standby
Purchasers would be $800,000 if all outstanding shares of Series F Preferred Stock are converted by the holders prior to the Redemption Date, and the maximum compensation would be $4,004,760 if none of the outstanding shares of Series F Preferred Stock are so converted. In addition, the Company has agreed to reimburse the Standby Purchasers for their reasonable out-of-pocket expenses, including attorneys' fees.

          The Standby Purchasers may offer the shares of Common
Stock acquired by them through purchase
or conversion to the public, on the New York Stock Exchange, in the over-the-counter market or otherwise, at prices determined from time to time by the Standby Purchasers.

It is intended that such prices will not be increased more frequently than once in any calendar day and will not exceed the greater of the last reported sale or current asked price of the Common Stock on the New York Stock Exchange, plus applicable dealers' commissions. In effecting such transactions, the Standby Purchasers may realize profits and losses independent of the compensation referred to above. The Standby Purchasers also may make sales to dealers at prices which represent concessions from the prices at which the shares of Common Stock are then being offered to the public. The amount of such concessions is to be determined from time to time by the Standby Purchasers.

          The Standby Purchasers' profit, if any, upon the resale of shares of Common Stock purchased or acquired by them may be deemed to be underwriting compensation within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

          Pursuant to the Standby Agreement, the Company has agreed that, subject to certain exceptions, it will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock, for a period of 120 days after the date of this Prospectus.

          The Company has agreed to indemnify the Standby
Purchasers against certain liabilities under the Securities Act.

          Morgan Stanley & Co. Incorporated acted as an underwriter in connection with the Company's public offering, in November 1993, of 2,600,000 shares of its Common
Stock and received customary compensation in connection therewith.


AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the regional offices of the Commission at Seven World Trade Center (13th Floor), New York, New
York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-
2511. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates. Such materials can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104, on which exchanges the Company's Common Stock is listed.

          The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration
Statement," which term shall include all amendments, exhibits and schedules thereto) under the Securities Act, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits, annexes and schedules filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.


LEGAL MATTERS

          Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Stroock & Stroock & Lavan of New York,
New York.  Certain legal matters with
respect to the validity of the Common Stock offered hereby will be passed upon for the Standby Purchasers by Andrews & Kurth L.L.P., New York, New York.


EXPERTS

          The consolidated balance sheets of the Company as of December 31, 1993 and 1992, and the consolidated statements of income, common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in accounting and auditing.

PART II.
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The following sets forth the estimated fees and expenses in connection with the issuance of the Registrant's securities being registered hereby, all of which will be borne by the Registrant:

Securities and Exchange Commission registration fee     $ 53,695
New York and Pacific Stock Exchange Listing fees          33,150
Blue Sky fees and expenses                                10,000
Printing expenses                                         50,000
Legal fees and expenses                                  150,000
Accountant's fees and expenses                            25,000
Transfer, Conversion and Redemption Agent's fees          10,000
Miscellaneous expenses                                     3,155

             Total                                      $335,000


Item 15.  Indemnification of Directors and Officers.

         The Restated Articles of Incorporation of the Registrant provide that the Registrant shall, to the fullest extent provided by the Nevada General Corporation Law (the "Nevada GCL"), indemnify any and all persons whom it shall have the power to indemnify under the Nevada GCL from and against any and all of the expenses, liabilities or other matters referred to in or covered by the Nevada GCL. The indemnification provided for in the Registrant's Restated Articles of Incorporation shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested Directors, statute, rule or by common law or otherwise.

         Reference is made to the By-Laws of the Registrant which provide certain indemnification rights to the Directors and officers of the Registrant.

         The Registrant continues to maintain Directors and officers liability insurance policies. The Registrant presently carries $13,200,000 of such coverage under a policy maintained with a wholly-owned subsidiary of the Registrant engaged in the insurance business in Bermuda. In addition, the Registrant carries $50,000,000 of Directors and officers liability coverage under policies maintained with private unaffiliated insurance carriers. The insurance subsidiary has deposited in trust the insurance premiums received by it from the Registrant which will be used to pay losses which are covered by the insurance policy issued by such subsidiary.

         The Restated Articles of Incorporation of the Registrant include a provision which eliminates the liability of Directors and officers to the Registrant or its stockholders for damages for breaches of their fiduciary duty, except for liability (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (ii) for the payment of dividends in violation of the provisions of the Nevada
GCL which provide that directors who, willfully or with gross negligence, permit the payment of a dividend or the making of a distribution other than as permitted by the Nevada GCL are jointly and severally liable for the lesser of the amount of the dividend or the loss sustained by reason of the dividend or other distribution to stockholders.

         Under Nevada law, absent the foregoing provision, Directors and officers would be liable for negligence or misconduct in the performance of their duties to the Registrant. The provision absolves Directors and officers of liability for negligence, including gross negligence, in the performance of their duties. They will remain liable for acts or omissions which involve intentional misconduct, fraud, a knowing violation of law or a violation of the provision referred to above concerning payment of dividends. The provision has no effect on the availability of equitable remedies such as injunction or rescission upon breach of such duty. In addition, the Registrant understands that the Commission takes the position that the provision will not affect the liability of such persons under the federal securities laws. The Commission's position appears to be that
(1) the Nevada law authorizing this provision by its terms only permits the elimination or limitation for breach of fiduciary duty as a director or officer, which is a state law liability and not one imposed by the federal securities laws, and (2) the federal securities laws preempt attempts by the states to limit liability for violations of such laws. However, these issues have not been litigated and are unresolved at the present time. The
Nevada law authorizing this provision does not state whether charter amendments adopted pursuant thereto will apply prospectively only or whether they will also apply to acts or omissions which are alleged to have occurred prior to their adoption and the Nevada courts have not addressed such issue. In the event that such amendments are determined by the Nevada courts to apply retroactively, the Registrant intends the provision to have such retroactive application.

         Registrant has entered into indemnification agreements with its Directors which provide them with certain indemnification rights.

         Reference is made to Article VI of the Standby
Agreement, included as Exhibit 1 hereto, which provides certain indemnification rights to the Standby
Purchasers.

Item 16.  Exhibits.

Exhibit
Number                         Description of Exhibits


(a)         Exhibits.

 1          Form of Standby Agreement.

 4.1 Form of Indenture between Registrant and IBJ Schroder and Trust Company, as Trustee, relating to 9% Series A First Mortgage Bonds due March 15, 1997 and 9-5/8% Series B First Mortgage Bonds due March 15, 2002. Incorporated by reference to
Exhibit 4.1 to Registration Statement filed by Registrant on Form S-3 dated March 4, 1992.

 4.2 Form of Indenture among Registrant, Bayway Refining Company and the First National Bank of Boston, as Trustee, relating to 8-1/4% First Mortgage Bonds due 2003. Incorporated by reference to Exhibit 4.1 to Registration Statement filed by Registrant on Form S-4 dated April 29, 1993.

 5          Opinion of Stroock & Stroock & Lavan.

23.1        Consent of Coopers & Lybrand.

23.2        Consent of Stroock & Stroock & Lavan (contained in
Exhibit 5).

24          Power of Attorney (included on the signature page).

Item 17.  Undertakings.

            The undersigned Registrant hereby undertakes:

                     (1)       To file, during any period in
which offers or sales of the registered securities are being made, a post-effective amendment to this registration statement:

                   (i)        To include any prospectus required
by Section 10(a)(3) of the Securities Act of 1933;

                 (ii)       To reflect in the prospectus any
facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

                   (iii)      To include any material information
with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (i) and (ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities
Exchange Act of 1934 that are incorporated by reference in the registration statement.

                     (2)       That, for the purpose of
determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                     (3)       To remove from registration by
means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                     (4)       That, for purposes of determining
any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section
13(a) or Section 15(d) of the Securities Exchange
Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on August 24, 1994.




                            TOSCO CORPORATION
                             (Registrant)




                        By: /s/ Thomas D. O'Malley

                           Thomas D. O'Malley
                           Chairman of the Board of
                           Directors, President and
                          Chief Executive Officer


                          POWER OF ATTORNEY

            KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas D. O'Malley, Jefferson F. Allen and Wilkes McClave, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) of and supplements to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                 Title                 Date


/s/ Thomas D. O'Malley   Chairman of the Board,  August 24, 1994
  Thomas D. O'Malley     President and Chief Executive
                         Officer (Principal
                         Executive Officer)

/s/ Jefferson F. Allen   Principal Financial     August 24, 1994
Jefferson F. Allen       Officer, Executive Vice
                         President and Director

/s/ Robert I. Santo
Robert I. Santo      Principal Accounting Officer August 24, 1994

/s/ Joseph B. Carr
Joseph B. Carr            Director                August 24, 1994


/s/ Houston I. Flournoy
Houston I. Flournoy         Director              August 24, 1994

/s/ Clarence G. Frame
Clarence G. Frame           Director              August 24, 1994

/s/ Edmund A. Hajim
Edmund A. Hajim             Director              August 24, 1994

/s/ Joseph P. Ingrassia
Joseph P. Ingrassia         Director              August 24, 1994

/s/ Charles L. Luellen
Charles L. Luellen          Director              August 24, 1994

                         INDEX TO EXHIBITS


Exhibit
Number                  Description of Exhibits        Page

  1                     Form of Standby Agreement.

 4.1             Form of Indenture between Registrant and IBJ

             Schroder and Trust Company, as Trustee, relating

            to 9% Series A First Mortgage Bonds due
            March 15, 1997 and 9-5/8% Series B First Mortgage

         Bonds due March 15, 2002.  Incorporated by reference

        to Exhibit 4.1 to Registration
             Statement filed by Registrant on Form S-3 dated

         March 4, 1992.

 4.2        Form of Indenture among Registrant, Bayway Refining

          Company and the First National Bank of Boston, as

      Trustee, relating to 8-1/4% First
            Mortgage Bonds due 2003.  Incorporated by reference

           to Exhibit 4.1 to Registration Statement filed by

       Registrant on Form S-4 dated April 29, 1993.

  5        Opinion of Stroock & Stroock & Lavan.

 23.1      Consent of Coopers & Lybrand.

 23.2       Consent of Stroock & Stroock & Lavan (contained in

        Exhibit 5).

  24        Power of Attorney (included on the signature page).